Media Release 11 August 2020

Exhibit 99.3
James Hardie Announces First Quarter Fiscal Year 2021 Results

Continued Growth Above Market and Strong Returns

Q2 FY21 North America Guidance: Exteriors Volume of +7% to +11% and EBIT Margin of 27% to 29%

Full-Year FY21 Guidance: Adjusted NOPAT between US$330 million and US$390 million

First Quarter Highlights:
•Group Adjusted net operating profit ("NOPAT") of US$89.3 million, in-line with the prior corresponding period (“pcp”);
•Group Adjusted EBIT of US$124.9 million, flat to the pcp;
•North America Fiber Cement Segment exteriors volume +1% versus pcp;
•North America Fiber Cement Segment Adjusted EBIT margin of 29.0%, an increase of 390 basis points versus pcp;
•Asia Pacific Fiber Cement Segment Adjusted EBIT margin of 24.4%, an increase of 140 basis points versus pcp; and,
•Operating cash flow of US$189.2 million, an increase of 35% versus pcp.

CEO Commentary
James Hardie CEO, Dr. Jack Truong, said, “In February 2019, we launched a global strategy to transform James Hardie from a big, small company to a small, big company that is capable of delivering growth above market with strong returns, consistently. This is now our fifth consecutive quarter of delivering strong results in-line with the core goal of that strategy: growth above market and strong returns. I am very pleased to note that not only do we remain on-track with our transformation, but we are also accelerating our transformation during the pandemic.

During the first quarter we strengthened our liquidity and financial flexibility, delivering US$189.2 million of operating cash flow, an increase of 35% versus the prior corresponding period. This outstanding cash performance was driven by our strong, profitable sales and significant improvement in our working capital. We increased our liquidity to US$693.1 million and lowered our leverage ratio to 1.65x. We expect to continue to improve liquidity and leverage with the robust execution of our strategic plan during the pandemic.”

He continued, “The North America segment delivered another outstanding result. We continued to grow above market while delivering exceptional returns: 15% increase in Adjusted EBIT and 29.0% Adjusted EBIT margin. Our manufacturing team continued to execute our LEAN strategy well, delivering on expected cost savings. All of our plants are operating safely and continuously to serve our customers, with the products they want when they need them, through the pandemic. As a result, our commercial transformation accelerated, and we gained significant market share during the first quarter. With this positive momentum, we expect exteriors volume growth of between +7% and +11% and an Adjusted EBIT margin between 27% and 29% for our North America segment in Q2 fiscal year 2021.

In the first quarter, our Asia Pacific segment delivered robust financial returns with an Adjusted EBIT margin of 24.4%, despite the impact of government-imposed shutdowns of two of its three core markets, New Zealand and the Philippines. The Australian business delivered strong results, with +1% volume growth and Adjusted EBIT margin comparable to our North America segment.”

He added, “We started fiscal year 2021 with positive momentum, our fifth consecutive quarter of delivering strong results. Our global team remains focused on executing our strategic plan to deliver growth above market and strong returns. I would like to thank all our employees around the world for their dedication and commitment to delivering another outstanding quarter, while continuing to be vigilant in being safe at work and at home.”

Dr. Truong concluded, “While the COVID-19 pandemic has caused disruptions to markets that we participate in and creates uncertainty regarding economies and housing markets in the future, I am confident in our global team’s ability to execute to accelerate our strategy through the crisis. We expect fiscal year 2021 Adjusted NOPAT to be between US$330 million and US$390 million.”

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Media Release 11 August 2020

Outlook and Earnings Guidance
James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, as well as its impact on the new construction and repair and remodel building markets. The COVID-19 pandemic remains highly volatile and continues to evolve, and the full impact of the pandemic on James Hardie’s business and future financial performance remains uncertain.

James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic and set forth below in “Forward-Looking Statements.”

Management expects full-year Adjusted net operating profit to be between US$330 million and US$390 million.

The comparable Adjusted net operating profit for fiscal year 2020 was US$352.8 million. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

For the second quarter fiscal year 2021, we expect exteriors volume growth of between +7% and +11% and an Adjusted EBIT margin between 27% and 29% for the North America segment.

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three months ended 30 June 2020 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2020.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Media Release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2020.

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Media Release 11 August 2020

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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